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Dana Holding Corporation
4500 Dorr Street
Toledo, Ohio 43615
July 8, 2007
Via facsimile and EDGAR submission
Ms. Claire Erlanger
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Dana Holding Corporation Form 10-K for the year ended December 31, 2007 Filed March 14, 2008 File No. 001-01063
Dear Ms. Erlanger:
On behalf of Dana Holding Corporation (“Dana”), I refer to the letter dated July 1, 2008 from the staff of the United States Securities and Exchange Commission (the “Staff”) related to Dana’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the three months ended March 31, 2008. As discussed with you via telephone on July 3, 2008, I believe that Dana requires additional time beyond the ten business days requested in your letter to complete its response to the issues identified in the letter. The purpose of this correspondence is to document my understanding, which is based on our July 3 telephone conversation, that the Staff has granted Dana additional time to July 21, 2008 to submit its response.
Please contact me at 419-535-4500 if you require additional information.
Very truly yours,
/s/ Richard J. Dyer
Richard J. Dyer
Vice President and Chief Accounting Officer